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LATHAM & WATKINS

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14 April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

RECD S.E.C.
APR 2 0 2004
1086

SUPPL

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interpump Press Release: net revenues for the first quarter 2004, up 10% to 155 million euro.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and faxing it to our fax number as shown on our letterhead.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

dlw 4/22

PRESS RELEASE

NET REVENUES FOR THE FIRST QUARTER 2004: UP 10% to 155 million euro

Giovanni Cavallini, Interpump Group's Vice Chairman and Chief Executive Officer:

"The trend in the first quarter confirms that Interpump Group, despite the dollar weakness, continues its growth, reacting to the uncertainties of the international economic cycle and strengthening its leadership positions on the market".

Sant'Ilario d'Enza, 8 April 2004 – Interpump Group S.p.A. has today released its preliminary figures of the consolidated net revenues for the first quarter of 2004, **which amounted to over 155 million euro, up 10%** against 141 million euro in the first quarter of 2003.

At constant dollars, which depreciated by 16.5% against the euro in the first quarter of 2004 as compared to the same period of 2003, growth would have been amounted to 14%, with net revenues equal to over 160 million euro.

Interpump Group informs that the results for the first quarter of 2004 will be disclosed after being approved by the Board of Director's Meeting, **called on 10 May 2004**.

Giovanni Cavallini, Interpump Group's Vice Chairman and Chief Executive Officer said: *"The trend in the first quarter confirms that Interpump Group, despite the dollar weakness, continues its growth, reacting to the uncertainties of the international economic cycle and strengthening its leadership positions on the market".*

For further information, please contact:
Moccagatta Associati
Tel. 02/86451419
Fax 02/ 86452082